SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 1

EXACTECH, INC.

(Name of Issuer)

Exactech, Inc.

R. William Petty, M.D.

Mr. David Petty

Mrs. Betty Petty

Prima Investments, Limited Partnership

Miller Family Holdings, LLC

Mr. Bruce Thompson

Mr. Joel C. Phillips

Ms. Donna Edwards

Chris Roche

Steve Szabo

Osteon Holdings, L.P.

Osteon Merger Sub, Inc.

TPG Partners VII, L.P.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30064E109

(CUSIP Number of Class of Securities)

R. William Petty, M.D.

Mr. David Petty

Mrs. Betty Petty

Prima Investments, Limited Partnership

Miller Family Holdings, LLC

Mr. Bruce Thompson

Mr. Joel C. Phillips

Ms. Donna Edwards

Mr. Chris Roche

Mr. Steve Szabo

c/o Exactech, Inc. Exactech, Inc.

2320 NW 66th Court

Gainesville, Florida 32653

Osteon Holdings, L.P. Osteon Merger Sub, Inc. TPG Partners VII, L.P. c/o TPG Capital, L.P. 301 Commerce Street Suite 3300 Fort Worth, TX 76102

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Greenberg Traurig, P.A. 333 S.E. 2nd Avenue Suite 4400 Miami, FL 33131 (305) 579-0500 Attn: Jaret L. Davis, Esq. Drew M. Altman, Esq. Davisj@gtlaw.com Altmand@gtlaw.com	Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, NY 10166 (212) 801-9200 Attn: Clifford E. Neimeth, Esq. Neimethc@gtlaw.com	Ropes & Gray LLP Three Embarcadero Center San Francisco, California 94111 Attn: Jason S. Freedman, Esq. Paul S. Scrivano, Esq. Jason.freedman@ropesgray.com Paul.scrivano@ropesgray.com

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$737,057,000	$91,763.97

*	Set forth the amount on which the filing fee is calculated and state how it was determined.
*

In accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, the filing fee set forth below was determined to be an amount equal to 0.0001245 multiplied times the aggregate merger consideration of $737,057,000, comprising the sum of (A) the product of 14,413,421 shares of common stock outstanding as of December 1, 2017 multiplied times the per share merger consideration of $49.25, plus (B) the product of 964,732 shares of common stock underlying Exactech, Inc. stock options, multiplied times $27.61 (the difference between the per share merger consideration and the weighted average exercise price of such options), plus (C) the product of 11,419 shares of common stock subject to outstanding options granted under the ESPP multiplied times the per share merger consideration of $49.25.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $91,763.97	Filing Party: Exactech, Inc.

Form or Registration No.: Schedule 14A	Date : December 4, 2017

Introduction

This Amendment No. 1 (this “Amendment No. 1”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Exactech, Inc., a Florida corporation (the “Company”) and the issuer of the common stock, $0.01 par value (the “Common Stock”) that constitute the class of securities of the Company that is the subject of the Rule 13E-3 transaction, (ii) Osteon Holdings, L.P., a Delaware limited partnership (“Parent”), (iii) Osteon Merger Sub, Inc., a Florida corporation and wholly owned subsidiary of Parent (“Merger Sub”), (iv) TPG Partners VII, L.P., a Delaware limited partnership and affiliate of Parent and Merger Sub (the “Fund”, and collectively with Parent and Merger Sub, the “TPG Parties”), (v) R. William Petty, M.D., Executive Chairman and Chairman of the Board (“Dr. Petty”), (vi) David Petty, Chief Executive Officer, President and a Director of the Company (“Mr. Petty”), (vii) Betty Petty, Corporate Secretary of the Company (“Mrs. Petty”), (viii) Prima Investments, Limited Partnership, a limited partnership 100% owned and controlled by Dr. Petty, Mr. Petty and Mrs. Petty (“Prima Investments”), (ix) Miller Family Holdings, LLC, a Florida limited liability company wholly owned by Dr. Gary J. Miller, Executive Vice President, Research    and Development, his wife and his children (“Miller Holdings”), (x) Mr. Bruce Thompson, Senior Vice President-Strategic Initiatives    of the Company (“Mr.Thompson”), (xi) Mr. Joel C. Phillips, Chief Financial Officer of the Company (“Mr. Phillips”), (xii) Ms. Donna Edwards, Vice President-Legal (“Ms. Edwards”), (xiii) Mr. Chris Roche, Director of Engineering, Extremities of the Company (“Mr. Roche”) and (xiv) Steve Szabo Vice President of Marketing, Large Joints of the Company (“Mr. Szabo”). Dr. Petty, Mr. Petty, Mrs. Petty, Prima Investments, Miller Holdings, Mr. Thompson, Mr. Phillips, Ms. Edwards, Mr. Roche and Mr. Szabo are collectively referred to herein as the “Rollover Investors”. The TPG Parties are Filing Persons of this Transaction Statement because they may be deemed to be affiliates of the Company under a possible interpretation of the SEC rules governing “going-private” transactions.

On October 22, 2017, the Company, Parent, and Merger Sub entered into an Agreement and Plan of Merger (as amended by that certain Amendment No. 1 to the Agreement and Plan of Merger, dated December 3, 2017, as it may be amended or supplemented from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, at the effective time of the merger (the “Effective Time”), Merger Sub will be merged with and into the Company (the “merger”), with the Company as the surviving corporation in the merger as a wholly owned subsidiary of Parent. Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act, relating to a special meeting of the Company’s shareholders (the “Special Meeting”) at which the holders of the Common Stock will be asked to consider and vote on a proposal to approve the Merger Agreement and the merger contemplated thereby. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time each share of Common Stock issued and outstanding immediately prior thereto (other than certain shares held by the Rollover Investors, which will be contributed to Parent in exchange for equity interests of Parent at a valuation of less than or equal to $49.25 for each such contributed share, dissenting shares, and shares held by the Company as treasury stock, which will be cancelled in accordance with the terms of the Merger Agreement) automatically will be converted in the merger into the right to receive $49.25 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”).

Each option to purchase shares of Common Stock (each, a “Stock Option”), to the extent outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, will be cancelled immediately prior to the Effective Time, and each holder thereof will be entitled to receive an amount in cash equal to the product of (i) the excess, if any, of (A) the net positive spread (if any) between the Merger Consideration and (B) the exercise price of such Stock Option and (ii) the number of shares of Common Stock subject to such Stock Option.

Each share of restricted stock of the Company (“Restricted Stock”) that is outstanding immediately prior to the Effective Time will become fully vested immediately prior to the Effective Time and will be treated as an outstanding share of Common Stock and converted into the Merger Consideration pursuant to the Merger Agreement.

As of December 3, 2017, the Rollover Investors owned, in the aggregate, 3,637,581 shares of Common Stock or approximately 25.5%, of the then 14,413,421 outstanding shares of Common Stock, and have agreed with Parent to contribute to Parent in the aggregate, immediately prior to consummation of the merger, 2,711,584 of their shares in exchange for equity interests of Parent. Such holders have also agreed to vote at the Special Meeting all of their 3,637,851 shares of Common Stock “for” the adoption of the Merger Agreement and against certain other actions specified in the Rollover and Voting Agreement, dated October 22, 2017 (as amended by that certain Amendment No. 1 to the Rollover and Voting Agreement, dated December 3, 2017, as it may be amended or supplemented from time to time, the “Rollover and Voting Agreement”) entered into by the Rollover Investors and Parent. A copy of the Rollover and Voting Agreement is attached as Exhibit (d)(iii) to this Transaction Statement.

Additionally, the Fund, Parent, and the Company entered into an equity commitment letter dated October 22, 2017, (as amended by that certain First Amendment Equity Commitment Letter, as it may be amended or supplemented from time to time, the “Equity Commitment Letter”), a copy of the Equity Commitment Letter is attached hereto as Exhibit (d)(ii).

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto is incorporated by reference herein in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and/or amendment. All capitalized terms used but not expressly defined in this Transaction Statement shall have the respective meanings given to them in the Proxy Statement.

While each of the Filing Persons acknowledges that the merger is a “going- private” transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information

(a)    Name and Address. The Company’s name, address and telephone number of its principal executive offices are as follows:

EXACTECH, INC.

2320 N.W. 66th Court Gainesville, Florida 32653

(352) 377-1140

(b)    Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date and Quorum”

“IMPORTANT INFORMATION REGARDING EXACTECH—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING EXACTECH—Market Price of the Common Stock and Dividend Information”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“THE MERGER AGREEMENT—Representations and Warranties—Other Covenants and Agreements”

“IMPORTANT INFORMATION REGARDING EXACTECH—Market Price of the Company’s Common Stock and Dividend Information”

(e) Prior Public Offerings. Not Applicable.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING EXACTECH—Transactions in Common Stock During the Past 60 Days”

“IMPORTANT INFORMATION REGARDING EXACTECH—Transactions in Common Stock by the Company During the Past Two Years”

“IMPORTANT INFORMATION REGARDING EXACTECH—Transactions in Common Stock by the Rollover Investors During the Past Two Years”

“IMPORTANT INFORMATION REGARDING EXACTECH—Transactions in Common Stock between Parent and Merger Sub and the Company”

Item 3. Identity and Background of Filing Person

(a) Name and Address. Exactech, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE PARTIES TO THE MERGER”

“IMPORTANT INFORMATION REGARDING EXACTECH” “IMPORTANT INFORMATION REGARDING PARENT PARTIES”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE PARTIES TO THE MERGER”

“IMPORTANT INFORMATION REGARDING EXACTECH—Company Background” “IMPORTANT INFORMATION REGARDING PARENT PARTIES”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING PARENT PARTIES”

Item 4. Terms of the Transaction

(a)	Material Terms.

(1)	Tender Offers. Not applicable.

(2)	Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Exactech for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Parent and Merger Sub for the Merger”

“SPECIAL FACTORS—Plans for the Company after the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS—Payment of Merger Consideration and Surrender of Stock Certificates”

“THE SPECIAL MEETING—Vote Required”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock”

“THE MERGER AGREEMENT—Treatment of Company Stock Options and Company Restricted Stock”

“THE MERGER AGREEMENT—Conditions to the Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“APPRAISAL RIGHTS”

ANNEX C TEXT OF SECTIONS 607.1301 THROUGH 607.1333 OF THE FLORIDA BUSINESS CORPORATIONS ACT

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PROVISIONS FOR NON-AFFILIATE SHAREHOLDERS”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger” “SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger” “THE MERGER AGREEMENT”

“IMPORTANT INFORMATION REGARDING EXACTECH—Transactions in Common Stock by the Rollover Investors During the Past Two Years”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(b)—(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors as to Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent and Merger Sub as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Exactech for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Rollover Investor for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Parent and Merger Sub for the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger” “THE MERGER AGREEMENT”

ANNEX A—Composite Agreement and Plan of Merger, dated October 22, 2017, as amended by Amendment No.1 thereto, dated December 3, 2017, by and among Exactech, Inc., Osteon Holdings, L.P., and Osteon Merger Sub, Inc.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING—Vote Required”

“THE MERGER AGREEMENT”

ANNEX A—Composite Agreement and Plan of Merger, dated October 22, 2017, as amended by Amendment No.1 thereto, dated December 3, 2017, by and among Exactech, Inc., Osteon Holdings, L.P., and Osteon Merger Sub, Inc.

Item 6. Purposes of the Transaction, and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Payment of Merger Consideration and Surrender of Stock Certificates”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock”

“THE MERGER AGREEMENT—Treatment of Company Stock Options and Company Restricted Stock”

ANNEX A—Composite Agreement and Plan of Merger, dated October 22, 2017, as amended by Amendment No.1 thereto, dated December 3, 2017, by and among Exactech, Inc., Osteon Holdings, L.P., and Osteon Merger Sub, Inc.

(c)(1)—(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors as to Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent and Merger Sub as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Exactech for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Rollover Investor for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Parent and Merger Sub for the Merger”

“SPECIAL FACTORS—Plans for the Company after the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger” “SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Structure of the Merger; Charter; Bylaws”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock”

“THE MERGER AGREEMENT—Treatment of Company Stock Options and Company Restricted Stock”

ANNEX A—Composite Agreement and Plan of Merger, dated October 22, 2017, as amended by Amendment No.1 thereto, dated December 3, 2017, by and among Exactech, Inc., Osteon Holdings, L.P., and Osteon Merger Sub, Inc.

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Parent and Merger Sub for the Merger”

“SPECIAL FACTORS—Plans for the Company after the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Plans for the Company after the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors as to Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent and Merger Sub as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Exactech for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Rollover Investors for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Parent and Merger Sub for the Merger”

“SPECIAL FACTORS—Plans for the Company after the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Exactech for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Parent and Merger Sub for the Merger”

“SPECIAL FACTORS—Plans for the Company after the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger” “SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Structure of the Merger; Charter; Bylaws”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock”

“THE MERGER AGREEMENT—Treatment of Company Stock Options and Company Restricted Stock”

“APPRAISAL RIGHTS”

ANNEX A—Composite Agreement and Plan of Merger, dated October 22, 2017, as amended by Amendment No.1 thereto, dated December 3, 2017, by and among Exactech, Inc., Osteon Holdings, L.P., and Osteon Merger Sub, Inc.

ANNEX C—TEXT OF SECTIONS 607.1301 THROUGH 607.1333 OF THE FLORIDA BUSINESS CORPORATIONS ACT

Item 8. Fairness of the Transaction

(a)—(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor”

“SPECIAL FACTORS—Position of the Rollover Investors as to Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent and Merger Sub as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Exactech for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Rollover Investors for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Parent and Merger Sub for the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

ANNEX B—OPINION OF J.P. MORGAN SECURITIES LLC, DATED DECEMBER 2, 2017

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Position of the Rollover Investors as to Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent and Merger Sub as to Fairness of the Merger”

“THE SPECIAL MEETING—Record Date and Quorum”

“THE SPECIAL MEETING—Vote Required”

“THE MERGER AGREEMENT—Conditions to the Merger”

ANNEX A—Composite Agreement and Plan of Merger, dated October 22, 2017, as amended by Amendment No.1 thereto, dated December 3, 2017, by and among Exactech, Inc., Osteon Holdings, L.P., and Osteon Merger Sub, Inc.

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“PROVISIONS FOR NON-AFFILIATE SHAREHOLDERS”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors as to Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent and Merger Sub as to Fairness of the Merger”

“SPECIAL FACTORS—Interest of the Company’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING—Board Recommendation of the Merger Agreement”

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)—(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

ANNEX B—OPINION OF J.P. MORGAN SECURITIES LLC, DATED DECEMBER 2, 2017

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Stock or any representative who has been so designated by any interested holder of Common Stock in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a)—(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger—Rollover and Voting Agreement”

“THE MERGER AGREEMENT—Other Covenants and Agreements”

10(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Termination Fees and Expenses”

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“IMPORTANT INFORMATION REGARDING EXACTECH—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING EXACTECH—Transactions in Common Stock During the Past 60 Days”

“IMPORTANT INFORMATION REGARDING EXACTECH—Transactions in Common Stock by the Company During the Past Two Years”

“IMPORTANT INFORMATION REGARDING EXACTECH—Transactions in Common Stock by the Rollover Investors During the Past Two Years”

“IMPORTANT INFORMATION REGARDING EXACTECH—Transactions in Common Stock between Parent and Merger Sub and the Company”

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors as to Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent and Merger Sub as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Exactech for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Rollover Investor for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Parent and Merger Sub for the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger — Rollover and Voting Agreement”

“THE SPECIAL MEETING—Vote Required”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors as to Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent and Merger Sub as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Exactech for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Rollover Investor for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Parent and Merger Sub for the Merger”

Item 13. Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING EXACTECH—Selected Summary Historical Consolidated Financial Data”

“IMPORTANT INFORMATION REGARDING EXACTECH—Book Value Per Share”

“WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)—(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies”

“THE SPECIAL MEETING—Questions and Additional Information”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Advisory Vote on Specified Compensation”

“THE MERGER AGREEMENT—Treatment of Company Stock Options and Company Restricted Stock”

(c) Other Material Information. The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(2)(i) Preliminary Proxy Statement of Exactech, Inc. (incorporated by reference to the Schedule 14A filed concurrently with this Transaction Statement with the SEC)

(a)(2)(ii) Form of Proxy Card (incorporated herein by reference to the Proxy Statement)

(a)(2)(iii) Letter to Shareholders (incorporated herein by reference to the Proxy Statement)

(a)(2)(iv) Notice of Meeting of Shareholders (incorporated herein by reference to the Proxy Statement)

(a)(2)(v) Press Release issued by Exactech, Inc., dated October 23, 2017, (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 23, 2017)

(a)(2)(vi) Press Release issued by Exactech, Inc., dated October 30, 2017, (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 30, 2017)

(a)(2)(vii) Press Release issued by Exactech, Inc., dated December 4, 2017, (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 4, 2017)

(c)(i) Opinion of J.P. Morgan Securities LLC, dated December 2, 2017 (incorporated herein by reference to Annex B of the Proxy Statement)

(d)(i) Composite of Agreement and Plan of Merger, dated as of October 22, 2017, as amended by Amendment No. 1 thereto, dated December 3, 2017 by and among Exactech, Inc., Osteon Holdings, L.P., and Osteon Merger Sub, Inc. (incorporated herein by reference to Annex A of the Proxy Statement)

(d)(ii) Composite of Equity Commitment Letter, dated as of October 22, 2017, as amended by First Amendment thereto, dated December 3, 2017 by and among Exactech, Inc., TPG Partners VII, L.P. and Osteon Holdings, L.P. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 4, 2017)

(d)(iii) Composite of Rollover and Voting Agreement, dated October 22, 2017, by and between Osteon Holdings, L.P. and the Company shareholders thereto as amended by Amendment No. 1 thereto, dated December 3, 2017 (incorporated herein by reference to Annex D of the Proxy Statement)

(f)(i) Text of Sections 607.1301 through 607.1333 of the Florida Business Corporations Act (incorporated herein by reference to Annex C of the Proxy Statement)

After due inquiry and the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 8, 2018

EXACTECH, INC.

By:	/s/ William Petty
Name:	William Petty
Title:	Executive Chairman

/s/ William Petty
William Petty, M.D.

/s/ Betty Petty
Betty Petty

/s/ David W. Petty
David W. Petty

PRIMA INVESTMENTS, LIMITED PARTNERSHIP

By:	/s/ William Petty
Name:	William Petty
Title:	President Prima Investments, Inc.
General Partner

MILLER FAMILY HOLDINGS, LLC

By:	/s/ Gary Miller
Name:	Dr. Gary Miller
Title:	Manager and President MFH, Inc.

/s/ Bruce Thompson
Mr. Bruce Thompson

/s/ Joel C. Phillips
Mr. Joel C. Phillips

/s/ Donna Edward
Ms. Donna Edwards

/s/ Chris Roche
Mr. Chris Roche

/s/ Steve Szabo
Mr. Steve Szabo

OSTEON HOLDINGS, L.P.

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

OSTEON MERGER SUB, INC.

By:	/s/ Michael La Gatta
Name:	Michael LaGatta
Title:	Vice President

TPG PARTNERS VII, L.P.

By:	TPG Genpar VII, L.P., its general partner

By:	TPG Genpar VII Advisors, LLC, its general partner
By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President